CLEANTECH INNOVATIONS, INC.
C District, Maoshan Industry Park,
Tieling Economic Development Zone,
Tieling, Liaoning Province, China 112616
(86) 0410-6129922

November 17, 2010

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	CleanTech Innovations, Inc.
Registration Statement on Form S-1
Filed November 16, 2010
File No. 333-168385

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CleanTech Innovations, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on November 19, 2010, at 10:00 a.m. Eastern Standard Time.

The Company acknowledges that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•
The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long
U.S. Securities and Exchange Commission
November 17, 2010

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

By:	/s/ Bei Lu
Bei Lu
Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC